SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Buckeye GP Holdings L.P.

(Name of Issuer)

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

John A. Tisdale

BGH GP Holdings, LLC

c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117

Telephone: (617) 531-6316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118167105

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BGH GP Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,510,907 (See Note 1)

	8.	Shared Voting Power 2,830

	9.	Sole Dispositive Power 17,510,907 (See Note 1)

	10.	Shared Dispositive Power 2,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,513,737 (See Note 1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 Approximately 61.9% (See Notes 1 and 2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Note 1:  Includes 509,142 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4).

Note 2:  Based on 27,769,647 Common Units and 530,353 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of July 24, 2008, as reported on the issuer’s quarterly report on Form 10-Q for the three months ended June 30, 2008.

                This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on April 13, 2007 (the “Schedule 13D”) by BGH GP Holdings, LLC (the “Reporting Person”), ArcLight Capital Partners, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight PEF GP III, LLC, ArcLight Capital Holdings, LLC, Kelso Investment Associates VII, L.P., Kelso GP VII, L.P., Kelso GP VII, LLC  and  KEP VI, LLC, and relates to common units (“Common Units”) and management units convertible on a one-for-one basis into Common Units (“Management Units”) of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Issuer”).  That Schedule 13D is hereby amended and supplemented as set forth below.

                On June 25, 2007, the Reporting Person completed the purchase of all of the membership interests in MainLine Management LLC, the general partner of the Issuer (“MainLine”), and certain Common Units and Management Units pursuant to that certain Purchase Agreement dated as of April 3, 2007 among Carlyle/Riverstone BPL Holdings II, L.P. (“C/R Holdings”), the limited partners of the Issuer named therein (“Management” and, together with C/R Holdings, the “Sellers”) and the Reporting Person, which Purchase Agreement was filed as Exhibit 2 to the Schedule 13D, as amended by that certain First Amendment to Purchase Agreement dated as of June 25, 2007 among the Reporting Person and the Sellers (as so amended, the “Purchase Agreement”), which is being filed as Exhibit 99.1 to this Amendment No. 1.

                As described in Item 4 below, on October 21, 2008 the Reporting Person delivered to the board of directors of MainLine a letter and issued a press release announcing the Reporting Person’s intent to commence a tender offer for all of the outstanding Common Units that the Reporting Person does not already own at a cash purchase price of $17.00 per Common Unit.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                This schedule is being filed by:

BGH GP Holdings, LLC, a Delaware limited liability company

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

                The Reporting Person was formed to acquire and own the general partner of the Issuer and limited partner interests in the Issuer.

                Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

                Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired all of the membership interests in the Issuer’s general partner, MainLine, which owns 2,830 Common Units.  In addition, the Reporting Person purchased 15,201,897 Common Units from C/R Holdings, 1,799,869 Common Units (including 831,647 Management Units that were converted into Common Units) and 509,142 Management Units from Management for an aggregate purchase price of $411.6 million.  The Reporting Person financed the purchase price through funds contributed by its members, the source of which was capital contributions made to such members by their respective equity holders.

                With respect to the Transaction (as defined in Item 4 of this Amendment No.1), the Reporting Person estimates that it will require approximately $180 million in funds to consummate the Transaction and pay related fees and expenses; all such funds will be provided in the form of equity investments from certain of the Reporting Person’s existing members and their affiliates.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                Pursuant to the Purchase Agreement, the Reporting Person purchased from Sellers all of the membership interests in the Issuer’s general partner, MainLine, which owns 2,830 Common Units.  In addition, the Reporting Person purchased 15,201,897 Common Units from C/R Holdings, 1,799,869 Common Units (including 831,647 Management Units that were converted into Common Units) and 509,142 Management Units from Management, all pursuant to the Purchase Agreement (the “Acquisition”).

                The Reporting Person entered into the Acquisition for investment purposes, and the Reporting Person intends to participate in and influence the affairs of the Issuer through the Reporting Person’s ownership and control of, and rights to appoint directors to the board of directors of, MainLine and through the exercise of its voting rights with respect to the Common Units and Management Units the Reporting Person owns.

                Pursuant to the Purchase Agreement, William H. Shea, Jr., Michael B. Hoffman, Andrew W. Ward and E. Bartow Jones resigned from the board of directors of MainLine upon the closing of the Acquisition.  The Reporting Person appointed Forrest E. Wylie, Daniel R. Revers, Robb E. Turner, Frank J. Loverro and Christopher L. Collins to fill the vacancies on the board of directors of MainLine created by those resignations. On March 20, 2008, Daniel Revers resigned from the board and was replaced by Jake F. Erhard. In addition, on April 29, 2008, W. Barnes Hauptfuhrer, an independent member of the MainLine board of directors who did not resign in connection with the Acquisition, resigned and was replaced by Oliver G. Richard, III.

                References to and descriptions of the Purchase Agreement, in this Item 4 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 2 to the Schedule 13D and the First Amendment to Purchase Agreement included as Exhibit 99.1 to this Amendment No. 1, and those exhibits are incorporated into this Item 4 by reference.

                On October 21, 2008 the Reporting Person delivered to the board of directors of MainLine the letter included in Exhibit 99.2 and issued the press release attached to Exhibit 99.3, both of which are incorporated into this Item 4 by reference.  The summary set forth below of those documents is qualified in its entirety by reference to those documents.  In those documents, the Reporting Person announced its intent to commence a tender offer for all of the outstanding common units of the Issuer that the Reporting Person does not already own at a cash purchase price of $17.00 per unit (the “Transaction”).

                The Transaction will be conditioned on, among other things, the tender of a sufficient number of Common Units to give the Reporting Person ownership of more than 90% of the outstanding Common Units, which would include the tender of a majority of the Common Units not owned by the Reporting Person or its affiliates.  If the Transaction is completed, the Reporting Person would subsequently exercise its limited call right under the Issuer’s partnership agreement to acquire any remaining Common Units not owned by it at the same price per Common Unit paid in the Transaction. The Transaction will not be conditioned on the Reporting Person’s obtaining any financing.

                The foregoing is a summary of the Reporting Person’s current proposal and should not be construed as an offer to purchase any Common Units. Any offer will be made by means of a tender offer statement. Unitholders are urged to read the Reporting Person’s tender offer statement and other relevant documents regarding the offer and the exercise of the limited call right filed with the SEC when they become available because they will contain important information. Unitholders will be able to receive those documents free of charge at the SEC’s Web site, www.sec.gov.

                The Reporting Person expects to file the information required by Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions, with the SEC at the time the Transaction is commenced and to provide the required information to holders of the Common Units at that time. If the Transaction, including the exercise of the limited call right, were successfully completed, the Issuer would become an indirect wholly owned subsidiary of the Reporting Person, and the Reporting Person would expect to amend and restate the certificate of limited partnership and agreement of limited partnership of the Issuer to make such changes it deems necessary or appropriate.

                Except as described herein, the Reporting Person has not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                (a) - (b)   The Reporting Person is the beneficial owner of 17,004,595 Common Units (including 2,830 Common Units owned by MainLine, which is wholly owned by the Reporting Person) and 509,142 Management Units (together representing approximately 62%

of the Common Units and Management Units outstanding as of July 28, 2008, according to the Issuer).  To the knowledge of the Reporting Person, except as disclosed in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2007, no Common Units or Management Units are beneficially owned by any of the persons listed on Schedule A.

                (c)   No transactions in Common Units or Management Units were effected by the Reporting Person, or to its knowledge, by any of the persons listed on Schedule A, during the past 60 days.

                (d)           To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the Common Units and Management Units owned by the Reporting Person.

                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The final paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                Pursuant to the Purchase Agreement, the Reporting Person purchased from the Sellers:

•      all of the membership interests in MainLine;

•      15,201,897 Common Units owned by C/R Holdings;

•      2,830 Common Units owned by MainLine; and

•      1,799,869 Common Units (including 831,647 Management Units that were converted into Common Units) and 509,142 Management Units from Management.

                The Purchase Agreement was filed as Exhibit 2 to the Schedule 13D and the First Amendment to Purchase Agreement is included as Exhibit 99.1 to this Amendment No. 1.  Those exhibits are incorporated into this Item 6 by reference, and the description set forth above is qualified in its entirety by reference thereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1	First Amendment to Purchase Agreement dated as of June 25, 2007.

Exhibit 99.2	Proposal letter, dated October 21, 2008, to the Board of Directors of MainLine Management LLC, as general partner of Buckeye GP Holdings, L.P.

Exhibit 99.3	Press release, dated October 21, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 21, 2008.

BGH GP HOLDINGS, LLC

	By:	/s/ John A. Tisdale
John A. Tisdale
Attorney-in-Fact

Schedule A

Board of Directors and Executive Officers of BGH GP Holdings, LLC

Daniel R. Revers

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

Principal Occupation: Director; Managing Partner, ArcLight Capital Partners, LLC

Citizenship: USA

Robb E. Turner

c/o ArcLight Capital Partners, LLC

152 West 57th Street, 53rd Floor

New York , NY 10019

Principal Occupation: Director; Senior Partner, ArcLight Capital Partners, LLC

Citizenship: USA

Frank J. Loverro

c/o Kelso & Company

320 Park Avenue

New York, NY 10022

Principal Occupation: Director; Managing Director, Kelso & Company

Citizenship: USA

Christopher L. Collins

c/o Kelso & Company

320 Park Avenue

New York, NY 10022

Principal Occupation: Director; Transaction Professional, Kelso & Company

Citizenship: USA

Forrest E. Wylie

c/o MainLine Management LLC

Five TEK Park, 9999 Hamilton Blvd.

Breinigsville, Pennsylvania 18031

Principal Occupation: Director and Officer; Chief Executive Officer, MainLine Management LLC

Citizenship: USA

Stephen C. Muther

c/o MainLine Management LLC

Five TEK Park, 9999 Hamilton Blvd.

Breinigsville, Pennsylvania 18031

Principal Occupation: President and Secretary, MainLine Management LLC

Citizenship: USA

Vance E. Powers

c/o MainLine Management LLC

Five TEK Park, 9999 Hamilton Blvd.

Breinigsville, Pennsylvania 18031

Principal Occupation: Vice President and Assistant Treasurer, MainLine Management LLC

Citizenship: USA